May 11, 2007


Michael Moran, Esq.
Branch Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404

     Re:      Village Super Market, Inc.
              Form 10-K for the year ended July 29, 2006
              Filed October 23, 2006
              File Number  0-2633

Dear Mr. Moran:

     Thank you for your comment regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. The following sets forth the comment made in your letter dated May 3, 2007 and our response thereto:

1.   Comment:  We reissue our prior comment to you in our letter dated
     March 23, 2007. For your reference we have repeated the comment below. Furthermore, please show us what your proposed disclosure will look like with respect to this issue.

     SFAS No. 128 has always required the use of the two-class method of computing basic and diluted EPS for those companies with multiple classes of common stock with differing dividend rates. We consider your Class B common stock to be an additional class of common stock under paragraph 60.b. of SFAS 128. As such we would expect you to calculate basic and diluted EPS using the two-class method in accordance with paragraph 61 of SFAS 128. With respect to your belief that it is unreasonable to assume a disproportionate allocation of undistributed earnings due to the control of the Board of Directors by the Class B stockholders, it is our understanding that the Class A shares are entitled to dividends 54% greater than that paid on the Class B shares. In this regard, it would appear appropriate to use the contractually established ratio in determining the allocation of undistributed earnings to the individual classes of common stock in applying the two-class method. Please revise your financial statements to present both basic and diluted earnings per share for each class of common stock consistent with the requirement of paragraph 61(d) of SFAS No. 128.

     Response: The Company agrees with the Staff's position and will compute both basic and diluted earnings per share for each class of common stock utilizing the two-class method prospectively in our consolidated financial statements beginning in our Quarterly Report on Form 10-Q for the period ended April 28, 2007. The contractually established dividend ratio will be utilized to determine the allocation of undistributed earnings to the individual classes of common stock in applying the two-class method.

     The net income per share section of the Company's Consolidated Statements of Operations will be presented as follows (with the prior year periods labeled revised):


                               13 Wks. Ended     13 Wks. Ended     39 Wks. Ended     39 Wks. Ended
                               Apr. 28, 2007     Apr. 29, 2006     Apr. 28, 2007     Apr. 29, 2006
                                                   (Revised)                           (Revised)
     Net income per share:

     Class A common stock:
      Basic                    $                 $                 $                 $
      Diluted                  $                 $                 $                 $

     Class B common stock:
      Basic                    $                 $                 $                 $
      Diluted                  $                 $                 $                 $



     The notes to the consolidated financial statements will include the following disclosure:

          The Company has two classes of common stock. Class A common stock is entitled to one vote per share and to cash dividends as declared 54% greater than those paid on Class B common stock. Class B common stock is entitled to 10 votes per share. Class A and Class B common stock share equally on a per share basis in any distributions in liquidation. Shares of Class B common stock are convertible on a share for share basis for Class A common stock at any time. Class B common stock is not transferable except to another holder of Class B common stock or by will or under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Company approving the transfer. As a result of this voting structure, the holders of the Class B common stock control greater than 50% of the total voting power of the stockholders of the Company and control the election of the Board of Directors.

          During 2007, the staff of the Division of Corporation Finance of the SEC reviewed the Company's Annual Report on Form 10-K for the fiscal year ended July 29, 2006. The Company considered this review and determined that the two-class method of computing and presenting net income per share was appropriate in accordance with FASB Statement No. 128, "Earnings Per Share," and EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128". Net income per share for prior periods has been revised to reflect this change. The two-class method is an earnings allocation formula that calculates basic and diluted net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Under the two-class method, our Class A common stock is assumed to receive a 54% greater participation in undistributed earnings than our Class B common stock, in accordance with the classes' respective dividend rights.

          Diluted net income per share for Class A common stock is calculated utilizing the if-converted method, which assumes the conversion of all shares of Class B common stock to shares of Class A common stock on a share-for-share basis, as this method is more dilutive than the two-class method.

          The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented.



                                             13 Weeks Ended                  39 Weeks Ended
                                             April 28, 2007                  April 28, 2007
                                         Class A        Class B          Class A        Class B
                                         -------        -------          -------        -------
Numerator:
Net income allocated, basic              $              $                $              $
Conversion of Class B to Class A shares
Effect of share-based compensation
   on allocated net income                 -----          -----            -----          -----

Net income allocated, diluted            $ =====        $ =====          $ =====        $ =====

Denominator:
Weighted average shares
   outstanding, basic
Conversion of Class B to Class A shares
Dilutive effect of share-based
   compensation                            -----          -----            -----          -----

Weighted average shares
   outstanding, diluted                    =====          =====            =====          =====


                                             13 Weeks Ended                  39 Weeks Ended
                                         April 29, 2006 (Revised)         April 29, 2006 (Revised)
                                         Class A        Class B           Class A        Class B
                                         -------        -------           -------        -------
Numerator:
Net income allocated, basic              $              $                 $              $
Conversion of Class B to Class A shares
Effect of share-based compensation
   on allocated net income                -----          -----             -----          -----

Net income allocated, diluted            $=====         $=====            $=====         $=====

Denominator:
Weighted average shares
   outstanding, basic
Conversion of Class B to Class A share
Dilutive effect of share-based
   compensation                           -----          -----             -----          -----

Weighted average shares
   outstanding, diluted                  $=====         $=====            $=====         $=====


          Net income per share for the prior year periods on a revised basis is as follows:

                                         13 Weeks Ended              39 Weeks Ended
                                         April 29, 2006              April 29, 2006
                                      Class A       Class B       Class A       Class B
                                      -------       -------       -------       -------
Net income per share - as revised:
Basic                                 $             $             $             $
Diluted                               $             $             $             $



     In previous periods, the Company utilized the if-converted method of calculating both basic and diluted net income per share, as that method
resulted in greater dilution than the two-class method.   Net income per
share for the prior year periods as previously reported was as follows:


                                                  13 Weeks Ended           39 Weeks Ended
                                                  April 29, 2006           April 29, 2006
                                                  --------------           --------------
Net income per share - as previously reported:
 Basic                                            $                        $
 Diluted                                          $                        $



     The Company acknowledges that:

       - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
       - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
       - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We appreciate your assistance in ensuring that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above response, please feel free to contact the undersigned at (973) 467-2200.


                             Very truly yours,


                             VILLAGE SUPER MARKET, INC.


                             Kevin R. Begley
                             Chief Financial Officer

KRB/sw